1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterraresources.com

December 19, 2008	QMM: NYSE Alternext US
QTA: TSX VENTURE
NR-08-23

QUATERRA ANNOUNCES SECOND CLOSING OF
NON-BROKERED PRIVATE PLACEMENT

VANCOUVER, B.C. – Quaterra Resources Inc.(“Quaterra”) today announced that in accordance with the terms of the subscription agreements it is closing, as tranche 2, a minimum subscription portion of its earlier announced financing by way of Promissory Notes and Warrants. Tranche 1 closed on November 27, 2008 for proceeds of $1,152,873 US Funds. Quaterra has now received an aggregate of $2,617,673 US funds and the balance of the up to $5,000,000 financing may close in one or more tranches on or before December 31, 2008, or such later date as may be approved by the TSX Venture Exchange.

In tranche 2, Quaterra received subscriptions aggregating $1,464,800 US Funds and is accordingly issuing Promissory Notes aggregating $1,464,800 US Funds and Warrants granting the right to purchase an aggregate of 2,441,333 fully paid common shares of Quaterra at $0.75 US per share on or before

December 19, 2010.

Description of Securities

Notes Each Note is non-transferrable and convertible into Shares.The principal and interest of each Note will become due and payable two years from the date of issuance of the Unit, unless the Note is earlier converted or redeemed. Each Note bears simple interest at a rate of 10% per annum in arrears payable to the extent accrued on the earlier of the Due Date, conversion or redemption, as set forth in the Note. Subject to provisions set forth in each Note, upon conversion or redemption, interest will be paid in the form of Shares at a Market Price as set forth in the Note. The Company has no present intention of listing the Notes on any exchange and currently there is no published market for any Notes of the Company.The issue of the Notes will not restrict or prevent the Company from obtaining any other financing, or from issuing additional securities or rights, during the period within which the Notes may be converted.

At any time after the expiration of (4) four months after the Closing Date, the holder may convert a Note to Shares in the ratio of US$0.60 of Note converted to one Share. Any interest payable will be converted into Shares at a Market Price rate as set forth in the Note. However, as to any Note, the Company reserves the right to pay some or all of the interest in cash (U.S. funds) if necessary to satisfy a listing condition of the NYSE Alternext US.In the event that, at any time after the expiration of (4) four months after the Closing Date, the Company’s common shares have achieved or exceeded a closing price of US$0.75 for a 10 trading day consecutive period on the NYSE Alternext US, the Notes shall be automatically be redeemed and converted to Shares in the ratio of US$0.60 of Note redeemed to one Share. Any interest payable will be converted into Shares at a Market Price rate as set forth in the Note. However, as to any Note, the Company reserves the right to pay some or all of the interest in cash (U.S. funds) if necessary to satisfy a listing condition of the NYSE Alternext US.

At any time after the expiration of (4) four months after the Closing Date, the Company may, prior to conversion, on 30 days notice in writing (during which period, the holder may exercise the right of conversion) redeem the Notes by paying the holders the principal amount of the Note together with interest at the rate of 15% per annum calculated from the date of the issue of the Note.

Warrants Each Warrant is non-transferable and entitles the Purchaser at any time after the expiration of (4) four months after the Closing Date to acquire common shares in the capital of the Company as constituted on the date hereof (each such common share referred to as a “Warrant Share”) at a price of $0.75 (U.S. Funds) per Warrant Share at any time on or before 4:00 p.m. (Vancouver time) on the “Expiry Date”, being the first business day that is two years after issue of the Unit.

The number of Warrant Shares each Warrant shall be entitled to acquire shall be in the ratio of US$0.60 per total consideration paid by the Purchaser rounded to the nearest whole Warrant Share. (For example, if the Purchaser subscribes for $25,000, then the Warrant will entitle the Purchaser to acquire 41,667 common shares.)

The Company has no present intention of listing the Warrants on any exhange and currently there is no published market for any warrants of the Company.

The terms and conditions which govern the Warrants are referred to on the certificates representing the Warrants and , among other things, includes provisions for the appropriate adjustment in the class, number and price of the shares issuable upon exercise of the Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Company’s common shares, the payment of stock dividends and the amalgamation of the Company.

The issue of the Warrants will not restrict or prevent the Company from obtaining any other financing, or from issuing additional securities or rights, during the period within which the Warrants may be exercised.

In the event that, at any time after four months after issue of the warrant, the Company’s common shares have achieved or exceeded a closing price of US$1.00 for a 10 trading day consecutive period on the NYSE Alternext US, the Company may accelerate the warrants expiry date to 30 days after notice is given.

Subject to vetting by TSX Venture Exchange, cash finder’s fees will be payable with respect to the subscriptions as to which this closing has occurred.

Quaterra Resources Inc. (NYSE Alternext US: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base metal, precious metal or uranium deposits. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial exploration and evaluation.

On behalf of the Board of Directors,

“Lawrence Page,Q.C.”
Lawrence Page, Q.C. , Secretary, Quaterra Resources Inc.

Statements contained in this news release that are not historical facts are forward-looking statements as the term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Quaterra relies upon litigation protection for forward-looking statements.

This press release, required by applicable Canadian laws, is not for distribution to U.S. news services or for dissemination in the United States, and does not constitute an offer of the securities described herein. These securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or any State securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

The TSX Venture Exchange and the NYSE Alternext US (f/k/a American Stock Exchange) have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.